U.S. Securities and Exchange Commission
                             Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                          VERIZON COMMUNICATIONS, INC.
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2.  Name of the person relying on exemption:

     ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN,
   JACK K. COHEN, EILEEN T. LAWRENCE, ROBERT G. GAGLIONE, PAMELA M. HARRISON,
             JOHN W. HYLAND, DONALD R. KAUFMAN, VINCENT MAISANO,
         CHARLES F. SCHALCH, DAVID J. SIMMONS AND JOHN L. STUDEBAKER
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3.  Address of the person relying on exemption:

             P.O. BOX 33, COLD SPRING HARBOR, NEW YORK   11724
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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067                        Web Site: www.belltelretirees.org
Fax: (631) 367-1190                    E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222


President and            April 2013
Executive Director
C. William Jones
(410) 310-8533           DEAR FELLOW VERIZON SHAREHOLDER:

Senior Staff Manager     We urge you to vote FOR two items on Verizon's proxy
Christina M. Kruger      card for the upcoming Annual Meeting, scheduled for
(631) 367-3067           May 2, in Tulsa, Oklahoma.

BOARD OF DIRECTORS       ITEM 8: VOTE FOR THE "SEVERANCE APPROVAL POLICY"
John M. Brennan          FOR EXCESSIVE 'GOLDEN PARACHUTES'
Chairman of the Board
(201) 666-8174           While we support generous performance-based pay, we
                         believe that requiring shareholder approval of "golden
Jack K. Cohen            parachute" severance packages with a total cost
Executive Vice President exceeding 2.99 times an executive's base salary plus
(914) 245-3129           target bonus is a prudent policy that will better
                         align compensation with shareholder interests.
Eileen T. Lawrence
Chief Financial Officer  According to the 2013 Proxy Statement (page 63), if
(718) 229-6078           CEO Lowell McAdam is terminated without cause, whether
                         or note there is a change in control, he could receive
Robert G. Gaglione       an estimated $34.3 million in termination payments,
Directors                MORE THAN 7.5 TIMES his 2012 base salary plus short-
Treasurer                term bonus.  He would receive a similar payout ($34.3
(516) 676-0937           million) for termination due to disability or death.

Pamela M. Harrison       Likewise, CFO Shammo anc Executive Vice President Mead
Secretary &              would receive an estimated $8.9 and $9.8 million,
V.P. Union Relations     respectively - MORE THAN 6 TIMES their 2012 base salary
(845) 225-6497           plus short-term bonus (Proxy, page 63).

Directors                These estimated termination payments are in addition
John W. Hyland           to compensation that is earned prior to termination,
(845) 278-9115           including pension and nonqualified deferred
                         compensation plans, and executive life insurance
Donald R. Kaufmann       benefits, which each pay out millions more.
(610) 687-1363
                         A decade ago, after an Association of BellTel Retirees'
Vincent Maisano          shareholder proposal on Golden Parachutes recdeived
(610) 872-9242           support from 59% of the shares voted, Verizon adopted a
                         policy to seek shareholder approval for severance with
Charles F. Schalch       a "cash value" in excess of 2.99 times salary plus
(610) 399-3626           target bonus.  But there is a loophole, in our view:
                         The Company policy excludes the value of the
David J. Simmonds        accelerated vesting of performancew shares (PSUs) and
(732) 636-4847           of restricted stock (RSUs) from the total cost
                         calculation that would trigger the need for
Thomas M. Steed          shareholder ratification.
(845) 457-9848
                         Because PSUs and RSUs are not vested or earned prior
John L. Studebaker       to termination, they are disclosed as termination
(610) 296-0281           payments in the Proxy.  If a senior executive
                         terminates after a "change in control," all
Board Member Emeritus    outstanding PSUs immediately "vest at target level"
Louis Miano              (Proxy at page 62).  Had the executive not
                         terminated, the PSUs would have beeen worthless if
Board Member Emeritus    performance compared badly to the Dow Peer Index
Robert A. Rehm           used by the Board.

                         For example, if CEO McAdam terminated next month after a change in control, the PSU grant for the 2012-2014 performance cycle would vest at the "target" level
                         ($5.25 million) regardless of the company's performance. The RSUs ($3.5 million grant value) would also immediately vest, with the payout based on the price of Verizon's stock at the end of the performanace period.

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                         We believe our Company's severance approval policy
                         should be updated to include the TOTAL COST OF
                         TERMINATION PAYMENTS,including the estimated value
                         of accelerated vesting of RSUs and PSUs that
                         otherwise would not have been earned or vested
                         until after the executive's termination.

                         ITEM 7: VOTE FOR THE "PROXY ACCESS BYLAW" FOR
                         SHAREHOLDER DIRECTOR NOMINATTIONS

                         We believe long-term stockholders should have a meaningful voice in nominating candidates for the Board of Directors. Even if shareholders elect the Board's entire slate of nominees, simply adding the possibility that incumbent directors could face a challenger and closer scrutiny by stockholders will encourage independence and a better alignment with shareholder interests, we believe.

                         This proposal allows large, long-term shareholders, or a group of shareholders, to nominate candidates for election to the Board. It would establish the same strict 3% ownership and 3-year eligibility thresholds for nominating directors that the Securities and Exchange Commission (SEC) adopted in the agency's now-vacated 2010 proxy access rule. The proposal also provides that the number of shareholder-nominated candidates cannot exceed 20% of the number of directors then serving.

                         These eligibility limitations are identical to the Bylaw amendment proposed by Hewlett Packard's Board of Directors AND ADOPTED WITH THE SUPPORT OF 68.1% OF THE
                         COMPANY'S OUTSTANDING COMMON STOCK at H-P's annual meeting on March 20, 2013. Hewlett Packard's Board similarly proposed to allow stockholders owning at least 3% of the company's outstanding common stock continuously for at least 3 years to nominate candidates equal to no more than 20% of the total number of directors then serving.

                         This cautious approach promises to add some competition and choice to director elections, while at the same time avoiding the potential disruption or abuse that could allegedly occur if a larger share of the Board could be elected from among candidates nominated by shareholders.

                         The need for enhanced accountability at Verizon is compelling in our view:

                         - Verizon's Performance Stock Unit program provides
                           significant payouts (32% of target) for below-median performance as low as the 26th percentile among the Dow Peer index selected by the Board - and even if total shareholder return is negative.

                         - The Board again opposes shareholder resolutions that
                           propose a 15% threshold to call special meetings and the right to act by written consent, reforms that received the support of 46.8% and 43.2% of shares voted, respectively, last year.

'                         - Over 10% of votes were cast "against" re-electing
                           the Board Compensation Committee chairman in 2012
                           and 2011.

                         PLEASE VOTE YOUR PROXY CARD FOR ITEMS 7 AND 8.

                                                Sincerely yours,


                                                /s/ C. William Jones

                                                C. William Jones
                                                President & Executive Director

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
The cost of this letter is being borne entirely by the Association of BellTel
Retirees Inc. This is not a solicitation. Please DO NOT send your proxy card to the Association.
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

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